 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-38880

WHOLE EARTH BRANDS, INC.
(Exact name of registrant as specified in its charter)

125 S. Wacker Drive, Suite 1250 Chicago, Illinois 60606 (312) 840-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share Warrants to purchase one-half of one share of common stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Whole Earth Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WHOLE EARTH BRANDS, INC.

Date: August 15, 2024	By:	/s/ Bernardo Fiaux
	Name:	Bernardo Fiaux
	Title:	Chief Financial Officer